NEUBERGER&BERMAN ADVISERS MANAGEMENT TRUST
                                605 Third Avenue
                          New York, New York 10158-0006


October 10, 1997

Neuberger&Berman Management Incorporated
605 Third Ave., 2nd Floor
New York, NY  10158-0006

Dear Ladies and Gentlemen:

         Each of the Guardian Portfolio and Mid-Cap Growth Portfolio (each a "Portfolio", collectively the "Portfolios") is a series of Neuberger&Berman Advisers Management Trust, a Delaware business trust ("Trust"). The Guardian Portfolio and Mid-Cap Growth Portfolio intend to invest all of their net investable assets in AMT Guardian Investments and AMT Mid-Cap Growth Investments, respectively (the "Series"), each a series of Advisers Managers Trust, a New York common law trust.

         You hereby agree during the period from October 15, 1997 until such date as the agreement described herein is terminated as set forth below
("Limitation Period"), to pay with respect to each Portfolio, any of the Portfolio's operating expenses which include the Portfolio's pro rata share of its corresponding Series' operating expenses including the compensation of N&B Management (but excluding taxes, interest, brokerage commissions and transaction costs, and extraordinary expenses) ("Operating Expenses") that exceed, in the aggregate, the rate of 1.00% per annum of the Portfolio's average daily net asset value ("Expense Limitation").

         Each Portfolio in turn agrees to reimburse you through December 31, 1999 ("Reimbursement Period"), out of assets belonging to the Portfolio, for any Operating Expenses of the Portfolio in excess of the Expense Limitation paid or assumed by you during the Limitation Period, provided that you will not be entitled to reimbursement for any amount to the extent such reimbursement would cause Operating Expenses during the Reimbursement Period to exceed the Expense Limitation. The Trust agrees to furnish or otherwise make available to you such copies of its financial statements, reports, and other information relating to its business and affairs as you may, at any time or from time to time, reasonably request in connection with this agreement.

         You understand that you shall look only to the assets of each Portfolio individually for performance of each respective Portfolio's respective obligations under this agreement and for payment of any claim you may have hereunder, and neither any other portfolios of the Trust, nor any of the Trust's trustees, officers, employees, agents, or shareholders, whether past, present or future, shall be personally liable therefor.

         This agreement is effective as of October 15, 1997, and is subject to termination by you on 60 days' written notice to the Trust.

         This agreement is made and to be principally performed in the State of New York, and except insofar as the Investment Company Act of 1940 or other federal laws and regulations may be controlling, this agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of New York. Any amendment to this agreement shall be in writing signed by the parties hereto.

         If you are in agreement with the foregoing, please sign the form of acceptance as indicated below and return the same to us.

                            Very truly yours,

                            NEUBERGER&BERMAN ADVISERS MANAGEMENT TRUST, on behalf of the Guardian Portfolio and the Mid-Cap Growth Portfolio


                            By: /s/ Michael J. Weiner

                            Name:

                            Title:







The foregoing agreement is hereby
accepted as of October 10, 1997

NEUBERGER&BERMAN MANAGEMENT INCORPORATED


By:  /s/ Stanley Egener

Name:

Title: